Mail Stop 3561

July 12, 2006

Mr. Edward A. Stern
Chief Financial Officer
180 Van Riper Avenue
Elmwood Park, New Jersey 07407

      Re: Kreisler Manufacturing Corporation
              Form 10-KSB for the year ended June 30, 2005
              Filed December 28, 2005
              File No. 000-04036

Dear Mr. Stern:

      We have reviewed your response letter dated July 5, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Amended Form 10-KSB for the year ended June 30, 2005

Notes to the Financial Statements

Note A. Operations and Summary of Significant Accounting Policies, page 12

<u>- Revenue Recognition, page 12</u>

1. We note from your response to our prior comment 6 that you recognize revenue at the time of shipment for contracts where quality inspection and product acceptance are performed at the customer's location. When contractual customer acceptance provisions exist, we generally do not believe that revenue recognition is appropriate until customer acceptance occurs or the acceptance provisions lapse. In this regard, please explain to us how your accounting policy with respect to the recognition of revenue prior to the quality inspection and acceptance provisions have been met complies with the guidance outlined in Question 3:B of Topic 13 of the Staff Accounting Bulletins. For example, if you believe such provisions are essentially general rights of return and should be accounted for in accordance with SFAS No. 48, please revise your disclosures to clearly indicate so and disclose that you have sufficient historical experience to demonstrate your ability to estimate the returns in order for revenue to be recognized prior to customer acceptance. Your response should clearly explain to us why you believe the terms of the acceptance provisions in these contracts do not preclude revenue recognition at the time of shipment in accordance with Topic 13 of the Staff Accounting Bulletins.

2. Please confirm to us that you will revise the notes to the financial statements to similarly disclose the information provided in your response to prior comment number 7 with respect to the short manufacturing lead time to produce your components.

<u>- Reclassification, page 14</u>

3. We note from your response to our prior comment 9 that during 2005 you made management changes which included a newly appointed CEO and CFO, a newly hired controller and the relocation of your corporate office from Florida to New Jersey. Although your response details the changes in personnel and duties transferred from Florida to New Jersey, we are still unclear as to the specific costs that were included in the reclass from cost of sales to selling, general and administrative. Please explain to us in detail the nature of the costs that had been originally been included in cost of sales for fiscal 2005 that were reclassified to selling, general and administrative.

Note J. Commitments and Contingencies, page 20

4. We note from your response to our prior comment 12 that you will describe the material terms of the lease extension in a Form 8-K. Please confirm that you will also revise the notes to your financial statements and MD&A in future filings, such as Form 10-QSB and Forms 10-KSB to discuss the terms of the new lease arrangement.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief